Exhibit 99.4

News release…

Date: 23 June 2006
Ref: PR485g

The following release has been issued by Iron Ore Company of Canada (Rio Tinto 58.7 per cent interest)

Iron ore price settlement

Montreal, Canada, June 22, 2006

The Iron Ore Company of Canada (IOC) has reached agreement with ThyssenKrupp Steel AG on prices for IOC Carol Lake iron ore pellets and concentrates for 2006.

The price of Carol Lake Acid Limestone iron ore pellets will decrease by 3.5 per cent from 2005 levels to US cents 115.86 per natural metric tonne unit. Pellet products account for about 80 per cent of IOC’s production.

The price of Carol Lake iron ore concentrate will increase by 17.3 per cent from 2005 levels to US cents 78.25 per natural metric tonne unit. Concentrates account for the remaining 20 per cent of IOC’s production.

Sam Walsh, chairman of the Iron Ore Company of Canada and chief executive of Rio Tinto’s Iron Ore group, said, “These price changes are in line with other international price settlements in the European market and reflect changing freight differentials.”

IOC is the largest manufacturer of iron ore pellets in Canada and its customer base covers North American, European and Asian steel producers. The Company operates a mine, concentrator and a pelletizing plant in Labrador City, Newfoundland and Labrador, as well as port facilities located in Sept-Îles (Quebec). It also operates a 418 kilometre railroad that links the mine to the port. IOC has approximately 1700 employees and its major shareholder and operator is the international mining group Rio Tinto, which has activities in more than 40 countries throughout the world.

Source: Michel Filion, Director Communications & Community Relations, Tel: +1 (514) 217 6253

For further information, please contact:

LONDON	AUSTRALIA

Media Relations	Media Relations
Nick Cobban	Ian Head
Office: +44 (0) 20 7753 2305	Office: +61 (0) 3 9283 3620
Mobile: +44 (0) 7920 041 003	Mobile: +61 (0) 408 360 101

Investor Relations	Investor Relations
Nigel Jones	Dave Skinner
Office: +44 (0) 20 7753 2401	Office: +61 (0) 3 9283 3628
Mobile: +44 (0) 7917 227 365	Mobile: +61 (0) 408 335 309

David Ovington	Susie Creswell
Office: +44 (0) 20 7753 2326	Office: +61 (0) 3 9283 3639
Mobile: +44 (0) 7920 010 978	Mobile: +61 (0) 418 933 792

Website: www.riotinto.com
High resolution photographs available at: www.newscast.co.uk

Rio Tinto plc 6 St James’s Square London SW1Y 4LD
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